15047792

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 31475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.Seelaus & Co Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Deforest Avenue, Suite 304
(No. and Street)

Summit	NJ	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crane, Tonelli, Rosenberg & Co., LLP
(Name – *if individual, state last, first, middle name*)

25 Deforest Avenue, Suite 101 Summit, NJ 07901
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA
3/14

OATH OR AFFIRMATION

I, Richard Seelaus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. Seelaus & Co. ,Inc, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

President

Title

KAROLINA PAJDAK
Commission # 2333564
Notary Public, State of New Jersey
My Commission Expires
September 02, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. SEELAUS & CO., INC. & SUBSIDIARIES

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-31475

FOR THE YEAR ENDED
DECEMBER 31, 2014

(With Report of Independent Registered Public Accounting Firm)

R. SEELAUS & CO., INC. & SUBSIDIARIES

TABLE OF CONTENTS

R. SEELAUS & CO., INC. & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 94,458
Receivables from clearing organizations	471,611
Receivables from non-customers	18,125
Securities owned, at fair value	8,196,097
Secured demand notes	290,000
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization	173,383
Goodwill	28,138
Other assets	502,145
	$ 9,773,957

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payables to clearing organizations	$ 4,772,325
Securities sold, not yet purchased, at fair value	1,076,436
Accounts payable, accrued expenses and other liabilities	1,003,787
	6,852,548
Commitments, contingencies and guarantees:	
Subordinated borrowings	290,000
Stockholders' equity:	
Common stock, no par value; 1,000,000 shares authorized, 153,404 voting and 20,000 non-voting shares issued and outstanding, stated at $2.31 per share	400,563
Additional paid-in capital	218,150
Retained earnings	2,012,696
Total stockholders' equity	2,631,409
	$ 9,773,957

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1: Organization and Nature of Business

R. Seelaus & Co. (the Company) organized in 1984, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company's customers are located throughout the United States, with offices in Summit, New Jersey and Boston, Massachusetts.

These financial statements were approved by management and available for issuance on February 27, 2015. Subsequent events have been evaluated through this date.

Note 2: Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. All investments as of December 31, 2014 are held at an outside location by a clearing organization.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 2: Summary of Significant Accounting Policies (Continued)

Securities Transactions (Continued)

Traded securities consist principally of municipal and government obligations in order to provide income which is exempt from federal and/or state income taxes for the fixed-income investor. Other heavily traded securities include corporate bonds.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method, over the useful lives of the related assets. Expenditures for maintenance and repairs are expensed as incurred.

Income Taxes

The Company elected S corporation status effective since January 1, 2003 (see Note 7). Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2014, there are no unrecognized tax benefits.

Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

(Continued)

Note 2: Summary of Significant Accounting Policies (Continued)

Syndicate Income

Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities not issued, the Company expenses those costs.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Note 3: Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 3: Fair Value Measurement (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned:				
State and municipal	$ -	$ 3,993,158	$ -	$ 3,993,158
Corporate debt	-	3,550,670	-	3,550,670
U.S government and agency	-	110,899	-	110,899
Other debt securities	541,370	-	-	541,370
Totals	$ 541,370	$ 7,654,727	$ -	$ 8,196,097

	Level 1	Level 2	Level 3	Total
LIABILITIES				
Securities sold, not yet purchased:				
State and municipal	$ -	$ -	$ -	$ -
Corporate debt	-	-	-	-
U.S government and agency	-	1,076,436	-	1,076,436
Other debt securities	-	-	-	-
Totals	$ -	$ 1,076,436	$ -	$ 1,076,436

To determine the fair value of the securities, market conditions are combined with descriptive information on all the individual securities, including interest rates, payment schedules, ratings, insurance status, call and put schedules and other relevant information. All of these become points in a "matrix" that influence the fair value of the securities.

Note 4: Receivables from and Payables to Clearing Organization

The receivables from the clearing organization are commissions receivable. The payables to clearing organizations are loans collateralized by marketable securities at rates related to the Federal Funds rate.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 5: Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at December 31, 2014 are listed below:

Liability pursuant to secured demand note collateral agreement, 9% interest paid monthly through April 15, 2017 based on $200,000 balance. Interest expense was $18,000 for the year ended December 31, 2014.	$ 190,000
Liability pursuant to secured demand note collateral agreement with an individual related to the majority stockholder, 8% interest paid monthly through April 15, 2017. Interest expense was $8,000 for the year ended December 31, 2014.	100,000
	$ 290,000

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings approximates the carrying value.

Note 6: Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are summarized as follows:

Furniture	$ 175,461
Office machinery and equipment	312,089
Leasehold improvements	31,698
	519,248
Less: Accumulated depreciation	(345,865)
	$ 173,383

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 7: Income Taxes

The Company elected S corporation status effective January 1, 2003. Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur additional income tax obligations. The Company is no longer subject to examination by taxing authorities for years prior to 2010.

Note 8: Commitments

The Company is obligated under non-cancelable operating leases for office facilities and equipment expiring at various dates through May, 2020. The future minimum rental payments for the next five years and in the aggregate under the above lease agreements are as follows:

Years Ending December 31,	
2015	$ 401,139
2016	404,934
2017	377,417
2018	377,417
2019	377,417
Thereafter	258,609
Total future minimum lease payments	$ 2,196,933

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2014, and were subsequently settled had no material effect on the financial statements as of that date.

In connection with the January 31, 2013 purchase of Granite Springs Asset Management, LLC (GSAM), the Company is contingently liable, through December 31, 2017, for payments on certain notes payable to the former members of GSAM. The contingent payments are defined as 20% of the adjusted profits of GSAM, limited to total payments of $245,000 plus .0001% interest. Since the inception of the agreement, no payments have been due.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 9: Financial Instruments

Fair Value of Financial Instruments

FASB ASC Topic 825, Financial Instruments, requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value, which approximates fair value because of the short-term maturity of these instruments. The fair value of the Company's subordinated borrowings approximates the fair value based on the current rates available to the Company for debt with substantially the same characteristics and maturities.

Financial Instruments with Off-Balance Sheet Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at December 31, 2014, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2014.

Financial Instruments with Off-Balance Sheet Risk

Marketable securities owned and sold not yet purchased, consist of trading and investment securities at market values as follows:

	December 31, 2014	
	Owned	Sold Not Yet Purchased
State and municipal obligations	$ 3,993,158	$ -
Corporate bonds, debentures, and notes	3,550,670	-
Obligations of U.S. government	110,899	1,076,436
Other securities	541,370	-
	$ 8,196,097	$ 1,076,436

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 9: Financial Instruments (Continued)

When-Issued Securities

The Company enters into certain transactions involving securities sold on a when-issued basis (when-issued securities). When-issued securities provide for the delayed delivery of the underlying instrument. The market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

When-issued securities transactions are entered into for trading purposes or to economically hedge other positions or transactions and are therefore subject to varying degrees of market and credit risk. The credit risk for when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition.

Principal Transactions

The Company's principal transaction revenues by reporting categories, including derivatives, at December 31, 2014 are the following:

Agency Trading Gains	$ 1,688,123
Municipal Trading Gains	1,825,061
Corporate Trading Gains	169,450
Government Trading Gains	(9,010)
	$ 3,673,624

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 10: Employee Benefit Plan

The Company maintains a 401(k) plan, which covers substantially all of its full-time employees. The plan permits employees to invest up to 100% of their compensation, subject to IRS annual limitations, in the employee's choice of mutual funds. The Company matches 100% of the first 3% of employee's contributed compensation and 50% of the next 2% of employee's contributed compensation.

Note 11: Related Party Transactions

As of December 31, 2014, the Company has a liability pursuant to a secured demand note collateral agreement with an individual related to the majority shareholder in the amount of $100,000 (see Note 5).

Note 12: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $1,415,707, which is $1,165,707 in excess of required net capital of $250,000. The Company's net capital ratio at December 31, 2014 was .68 to 1.

Note 13: Annual Report on Form X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 14: Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	RSC Financial Products, LLC
Total assets	$ 19,579
Member equity	$ 19,579

The $19,579 of member equity of the broker-dealer subsidiary, RSC Financial Products, LLC. is included as capital in a consolidated computation of the Company's net capital, because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC rule 15c3-1.

	Granite Springs Asset Management, LLC
Total assets	$ 65,470
Total liabilities	$ 34,747
Member equity	$ 30,723

* * * * *